UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated August 14, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer
Dated: August 14, 2013

Exhibit No.	Description
1	Press release dated August 14, 2013

Exhibit 1

Jinpan International Reports Second Quarter 2013 Financial Results

* Second quarter revenue increased 5.6% year-over-year to $58.7 million

* Operating margin was 9.2% in the second quarter, up from 5.3% in last year's second quarter

* Second quarter net income increased 85.8% year-over-year to $4.4 million, or $0.26 per share

* Fiscal 2013 outlook reaffirmed; Sales expected to be in the range of $231 million to $241 million with net income in the range of $14.0 million to $14.5 million, or $0.84 to $0.87 per share

CARLSTADT, N.J., Aug. 14, 2013 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the second quarter ending June 30, 2013.

Second Quarter 2013 Results

Net sales for the second quarter were $58.7 million, a 5.6% increase from $55.5 million in the same period last year. The increase was driven by strong growth in international sales and modest growth in the Chinese market. In the second quarter, China sales accounted for $52.6 million, or 89.6% of net sales, compared to $51.2 million, or 92.3% of net sales in the same period last year. Net sales outside of China for the quarter were $6.1 million, or 10.4% of net sales compared to $4.3 million, or 7.7% of net sales for the same period last year.

The sales of cast resin and VPI transformers (excluding those for wind power applications), switchgears and unit substations represented $53.3 million, or 90.8% of net sales in the second quarter, while wind energy products (cast resin transformers and VPI reactors for wind power applications) represented $5.4 million, or 9.2% of net sales during this quarter.

Gross profit in the second quarter increased 19.2% year over year to $20.4 million from $17.1 million in the same period last year. Second quarter 2013 gross profit margin was 34.8%, compared to 30.8% in the prior year period, and 33.3% in the first quarter of 2013. Gross margin in the second quarter increased compared to the same period last year due to a stabilized pricing environment, favorable raw material costs, and an increased mix of international sales, which typically carry higher margins.

Selling and administrative expenses in the second quarter were $15.0 million, or 25.5% of net sales, compared to $14.2 million, or 25.6% of net sales in the same period last year. Selling and administrative expenses increased from the same period last year due to higher sales and increased expenses associated with the newly operational Guilin facility.

Operating income for the second quarter increased 85.3% to $5.4 million, or 9.2% of net sales, from $2.9 million, or 5.3% of net sales, in the same period last year.

Net income for the second quarter increased 85.8% to $4.4 million, or $0.26 per diluted share, compared to $2.4 million, or $0.14 per diluted share, in the same period last year. Second quarter net income, as a percentage of net sales, was 7.5% compared to 4.2% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, "We are pleased with our second quarter results, which reflect a return to revenue and earnings growth as we are seeing contribution from the strategies we have implemented and investments we have made over the past several years. With this major investment phase largely complete, we now intensify our focus on the disciplined execution of our growth strategy as we ramp up our Guilin facility, develop new products, expand our international OEM business, and increase our penetration of the domestic market. At the end of June, our backlog increased to $145 million, up 26% from the prior year period and up 2% from the first quarter of 2013."

"The ramp-up of our Guilin facility is progressing as planned and we made our first shipments of cast resin transformers from this facility during the second quarter. Jinpan's total production capacity for cast resin transformers is now 17 million KVA, which we believe positions us as the largest manufacturer of cast resin transformers in China. We plan to expand production from this facility in a measured and efficient manner over the next several quarters."

"Jinpan had several positive developments with its OEM business. As expected, during the second quarter we resumed volume shipments to our largest OEM customer, supplying a newly designed cast resin transformer for its next generation wind turbine platform. Wind energy sales more than doubled from the first quarter of 2013 and we anticipate continued growth through the end of the year. We continued shipments to our two other OEM customers. We are also pleased to report that we have successfully passed qualification with a Europe-based wind turbine manufacturer and have received initial orders. Finally, we made progress with qualification with two additional OEMs."

"Within the Chinese market, the government continues to invest in infrastructure; however, the spending is more targeted and measured than in previous years. We believe our technical capabilities and the scale and improved efficiency of our Guilin facility position us to capture market share and drive productivity within this slower-growth environment."

Balance Sheet

As of June 30, 2013, the Company had $14.2 million in cash and cash equivalents, compared to $18.5 million as of December 31, 2012. The Company's accounts receivable on June 30, 2013 totaled $143.7 million, compared to $124.6 million as of December 31, 2012. Total bank loans outstanding at June 30, 2013 were $49.4 million, compared to $44.0 million at December 31, 2012.

Financial Outlook

The Company reiterates its guidance for 2013, projecting net sales of $231 million to $241 million, an increase of 10% to 15% over 2012, and net income of $14.0 million to $14.5 million, or $0.84 to $0.87 per share, which represents an increase of 0% to 3% compared to 2012.

Conference Call Information

Jinpan's management will hold a conference call on Wednesday, August 14, 2013 at 8:30 a.m. Eastern Time. Listeners may access the call by dialing 1-888-727-7615 (toll free) or 1-913-312-0655 (international). A webcast will also be available via http://public.viavid.com, with event ID: 105623. A replay of the call will be available through August 28, 2013 by dialing 1-877-870-5176, access code 8399159.

ABOUT JINPAN INTERNATIONAL

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets equipment for the distribution of electricity, including cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three and Six Month Periods Ended June 30, 2013

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
(In thousands, except number of shares and per share data)	US$	US$	US$	US$

Net sales	58,664	55,529	93,836	98,283
Cost of Goods Sold	(38,266)	(38,418)	(61,718)	(65,410)
Gross Margin	20,398	17,111	32,118	32,873
		-
Operating Expenses
Selling and administrative	(14,983)	(14,188)	(25,354)	(25,103)
Operating income	5,415	2,923	6,764	7,770

Interest Expenses	(494)	(627)	(762)	(1,086)
Other Income	274	364	646	579
Income before income taxes	5,195	2,660	6,648	7,263

Income taxes	(815)	(302)	(1,125)	(941)
Net income after taxes	4,380	2,358	5,523	6,322

Other comprehensive income (loss)
Foreign currency translation adjustment	3	16	(1)	(55)
Total comprehensive income	4,383	2,374	5,522	6,267

Earnings per share
-Basic	US $0.27	US $0.15	US $0.34	US $0.39

-Diluted	US $0.26	US $0.14	US $0.33	US $0.39

Weighted average number of shares
-Basic	16,195,466	16,164,487	16,195,466	16,164,487

-Diluted	16,653,563	16,522,898	16,654,661	16,400,668

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	(Unaudited)	(Audited)
	June 30,	December 31,
	2013	2012
(In thousands, except number of shares and per share data)	US$	US$

Assets
Current assets:
Cash and cash equivalents	14,223	18,510
Restricted cash	573	824
Short-term investment	1,942	11,137
Notes receivable	9,082	15,720
Accounts receivable, net	143,730	124,608
Inventories, net	41,794	29,565
Prepaid expenses	8,583	2,528
Land use right	367	366
Deferred tax assets	1,757	1,339
Other receivables	7,419	5,900
Total current assets	229,470	210,497

Property, plant and equipment, net	60,784	41,361
Construction-in-progress	15,050	29,196
Land use right	14,835	14,760
Goodwill	13,635	13,403
Other assets	126	32
Deferred tax assets	34	34

Total assets	333,934	309,283

Liabilities and shareholders' equity

Current liabilities:

Short-term bank loans	17,598	17,644
Accounts payable	33,561	25,029
Notes Payable	5,285	6,008
Income tax payable	2,142	1,880
Advances from customers	15,212	13,624
Other liabilities	23,166	22,844
Total current liabilities	96,964	87,029

Deferred Income	4,184	3,080
Long Term bank loans	31,767	26,315
Total Liabilities	132,915	116,424

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2013 and 2012	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,415,456 in 2013 and 16,395,456 in 2012	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,506	37,374
Reserves	12,023	12,023
Retained earnings	127,615	123,065
Accumulated other comprehensive income	24,151	20,781
	201,369	193,317
Less: Treasury shares at cost, Common stock –154,306 in 2013 and 215,306 in 2012	(350)	(458)
Total shareholders' equity	201,019	192,859

Total liabilities and shareholders' equity	333,934	309,283

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2013 (Unaudited)

	For the Six Months Ended
	June 30
	2013	2012
(In thousands)	US$	US$

Operating Activities
Net Income	5,523	6,322
Adjustments to reconcile net income to
Net Cash provided by (used in) operating activities:
Depreciation	2,944	2,080
Amortization of prepaid lease	185	182
Deferred Income Tax	(391)	(114)
Provision for doubtful debts	1,868	973
Loss/(gain) on disposal of fixed assets	-	(4)
Stock-based compensation Cost	59	111
Changes in operating assets and liabilities
Restricted Cash	263	301
Accounts Receivable	(18,690)	(12,747)
Notes Receivable	6,851	7,910
Inventories	(11,618)	(8,390)
Prepaid Expenses	(4,967)	3,024
Other Receivable	(1,498)	(2,501)
Accounts Payable	8,029	1,509
Notes Payable	(819)	(7,618)
Income Tax	227	(812)
Advance From customers	1,340	1,808
Other liabilities	(39)	(5,105)
Net Cash provided by (used in) operating activities	(10,733)	(13,071)
Investing activities
Purchases of property, plant and equipment	(4,731)	(5,272)
Proceeds from sales of property, plant and equipment	-	29
Payment for construction in progress	(3,228)	(3,783)
Sell of short term investment	11,232	-
Increase in short term investment	(1,926)	-
Receipt of government grant for new plant construction	1,038	2,649
Net Cash provided by (used in) investing activities	2,385	(6,377)
Financing activities
Proceeds from bank loan	16,307	37,412
Repayment of bank loan	(11,702)	(14,982)
Proceeds from exercised stock option	181	21
Dividend paid	(973)	(1,129)
Net Cash provided by (used in) financing activities	3,813	21,322
Effect of exchange rate changes on cash	248	(87)
Net increase/(decrease) in cash and cash equivalents	(4,287)	1,787
Cash and Cash equivalents at beginning of year	18,510	24,218
Cash and Cash equivalents at end of year	14,223	26,005

Interest paid	1,274	1,087
Income Tax paid	1,260	1,959

SOURCE Jinpan International Ltd.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com